------------------------------
                                                         OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0058
                                                  Expires:        March 31, 2006
                                                  Estimated average burden
                                                  hours per response........2.50
                                                  ------------------------------
                                                  ------------------------------
                                                        SEC FILE NUMBER
                                                            0-7475
                                                  ------------------------------
                                                  ------------------------------
                                                         CUSIP NUMBER
                                                          63902E 10 6
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [_} Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q
             [_] Form N-SAR

        For Period Ended: SEPTEMBER 30, 2004
        [  ]  Transition Report on Form 10-K
        [  ]  Transition Report on Form 20-F
        [  ]  Transition Report on Form 11-K
        [  ]  Transition Report on Form 10-Q
        [  ]  Transition Report on Form N-SAR
        For the Transition Period Ended:
                                        ------------------------------------

--------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
           COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Nature Vision, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Photo Control Corporation
--------------------------------------------------------------------------------
Former Name if Applicable

213 NW 4th Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Brainerd, MN 56401
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)      The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
      |  (b)      The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[X]   |           thereof, will be filed on or before the fifteenth calendar day
      |           following the prescribed due date; or the subject quarterly
      |           report of transition report on Form 10-Q, or portion thereof
      |           will be filed on or before the fifth calendar day following
      |           the prescribed due date; and
      |  (c)      The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was involved in a reverse merger transaction which closed on August 31, 2004. As a result of the merger, the registrant's management team was replaced and there has been significant work recording the reverse merger for accounting purposes, including obtaining appraisals of certain assets and recalculating the basis for certain assets and liabilities of the registrant in order to consolidate the companies' financial statements. The registrant also effected a one-for-two reverse stock split on August 31, 2004, which resulted in additional accounting work, and has been required to amend its Current Report on Form 8-K to file additional financial statements as a result of the merger.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Michael R. Day               218               825-0733
      ---------------------        -------------     --------------------------
          (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                            [X] Yes   [_] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                              [X] Yes   [_] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The changes are a result of the reverse merger transaction which closed on August 31, 2004. The registrant is not in a position to make an estimate for the reasons set forth in Part III herein.

--------------------------------------------------------------------------------

                               Nature Vision, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 12, 2004                   By   /s/ Michael R. Day
       ---------------------------              -------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need to restate information that has been correctly furnished. The form shall be clearly identified a an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

GP:1646302 v3